microphase corporation

100 TRAP FALLS ROAD EXTENSION, SUITE 400

SHELTON, CONNECTICUT 06484

November 8, 2016

Tim Buchmiller

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microphase Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 7, 2016
File No. 000-55382

Dear Mr. Buchmiller:

By letter dated November 1, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Microphase Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 7, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Purpose and Effect of the Reincorporation, page 5

1.	Briefly describe the basis for the exchange of shares of the Connecticut corporation for the shares of the Delaware corporation, including, if true, that each outstanding share of the Connecticut corporation will be automatically converted into one share of common stock of the resulting Delaware corporation. Please also disclose how the outstanding shares of preferred stock will be treated. Refer to Item 12(a) of Schedule 14A.

Response: One common share of the Delaware corporation will be issued for each three common shares of the Connecticut corporation. Accordingly, the conversion price for shares of Series A Preferred Stock will increase from $1.50 to $4.50.

2.	Briefly describe any material differences between the outstanding shares of common stock under Connecticut law as compared to the shares of common stock of the Delaware corporation in respect of any of the matters concerning which information would be required in the description of the securities in Item 202 of Regulation S-K. Refer to Item 12(b) of Schedule 14A.

Response: The above-referenced information has been added to the disclosure in the amended Schedule 14A filed with the Securities and Exchange Commission on the date hereof (the “Amended Schedule 14A”).

3.	Please include a form of the proposed Delaware certificate of incorporation in your proxy statement and include related disclosure regarding any material changes in the rights of your shareholders before and after the reincorporation. Also disclose any material changes you are making in Delaware charter as compared to your Connecticut charter. We note, as one example, that it appears that you are significantly increasing the number of authorized shares of preferred and common stock in your Delaware charter.

Response: The form of Delaware certificate of incorporation and the above-referenced disclosures, has been added to the Amended Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Please note that the Amendment reflects revised amounts of authorized stock, such that the Company will be authorized to issue 22,000,000 shares, of which 20,000,000 are for shares of common stock, $0.0001 par value per share, 200,000 are for shares of preferred stock, par value $100 per share, all of which have been designated as Series A Convertible Preferred Stock, and 1,800,000 are for shares of “blank check” preferred stock, having such designations, rights and preferences as the Board of Directors may determine, in its sole discretion, from time to time.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Necdet Ergul

Necdet Ergul

Chief Executive Officer

Microphase Corporation

100 Trap Falls Road Extension

Suite 400

Shelton, Connecticut 06484